Page 1 of 18 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

E*TRADE Financial Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

269246104
(CUSIP Number)

John C. Nagel
Citadel Investment Group, L.L.C.
131 S. Dearborn Street, 32nd Floor
Chicago, Illinois 60603
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
US1DOCS 6502723v3

CUSIP No. 269246104	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,438,735 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6 percent[1]
14	TYPE OF REPORTING PERSON PN, HC

1 See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,438,735 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6 percent[2]
14	TYPE OF REPORTING PERSON OO, HC

2 See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kenneth Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,438,735 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6 percent[3]
14	TYPE OF REPORTING PERSON IN, HC

3 See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Equity Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,438,735 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6 percent[4]
14	TYPE OF REPORTING PERSON CO

4 See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Derivatives Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,438,735 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6 percent[5]
14	TYPE OF REPORTING PERSON OO, BD

5 See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Derivatives Trading Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,438,735 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6 percent[6]
14	TYPE OF REPORTING PERSON CO

6 See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel AC Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,438,735 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6 percent[7]
14	TYPE OF REPORTING PERSON CO

7 See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,438,735 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6 percent[8]
14	TYPE OF REPORTING PERSON OO

8 See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 10 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,438,735 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6 percent[9]
14	TYPE OF REPORTING PERSON PN, HC

9 See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 11 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Holdings II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,438,735 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6 percent[10]
14	TYPE OF REPORTING PERSON PN, HC

10 See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 12 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Citadel Investment Group II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,438,735 shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Row 8 above.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ☐ See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6 percent[11]
14	TYPE OF REPORTING PERSON OO, HC

11 See Item 3 and Item 5 below.

CUSIP No. 269246104	Page 13 of 18 Pages

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 amends the Schedule 13D filed on December 17, 2007 (such initial filing, the "Prior Filing") by Citadel Limited Partnership, Citadel Investment Group, L.L.C., Kenneth Griffin, Citadel Equity Fund Ltd., Citadel Derivatives Group LLC, Citadel Derivatives Trading Ltd., Wingate Capital Ltd., and Citadel AC Investments Ltd. relating to the Common Stock, $0.01 par value, of E*TRADE Financial Corporation. Capitalized terms not defined herein shall have the meaning given to them in the Prior Filing.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 is amended and restated in its entirety as follows:

The persons filing this Amendment No. 1 are Citadel Limited Partnership, a Delaware limited partnership ("CLP"), Citadel Investment Group, L.L.C., a Delaware limited liability company ("CIG"), Kenneth Griffin, a natural person ("Griffin"), Citadel Equity Fund Ltd., a Cayman Islands company ("CEF"), Citadel Derivatives Group LLC, a Delaware limited liability company ("CDG"), Citadel Derivatives Trading Ltd., a Cayman Islands company ("CDT"), Citadel AC Investments Ltd., a Cayman Islands company ("CAC"), Citadel Advisors LLC, a Delaware limited liability company ("Citadel Advisors"), Citadel Holdings I LP, a Delaware limited partnership ("CH-I"), Citadel Holdings II LP, a Delaware limited partnership ("CH-II"), and Citadel Investment Group II, L.L.C., a Delaware limited liability company ("CIG-II"). For purposes of this Amendment No. 1, CLP, CIG, Griffin, CEF, CDG, CDT, CAC, Capital Advisors, CH-I, CH-II and CIG-II constitute the "Reporting Persons".12

CLP provides portfolio management services to investment funds. CLP is the managing member of Citadel Wellington LLC, a Delaware limited liability company ("CW"), and the portfolio manager of CEF, Wingate, CAC and Citadel Kensington Global Strategies Fund Ltd., a Bermuda company ("CKGSF") and, in such capacities, makes all of the investment decisions for such entities. Until December 31, 2007, CLP was also the managing member of CDG and the portfolio manager of CDT, and in such capacities made all of the investment decisions for CDG and CDT.

CIG provides general administrative and investment-related services to its affiliated entities. CIG is the general partner of CLP. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CIG is set forth on Exhibit 99.2 attached to the Prior Filing.

Effective on January 1, 2008, CH-I became the non-member manager of CDG. In this capacity, CH-I makes all of the investment decisions for CDG.

Effective on January 1, 2008, Citadel Advisors became the portfolio manager of CDT. In this capacity, Citadel Advisors makes all of the investment decisions for CDT.

12  For purposes of the Prior Filing, CIG, Griffin, CEF, CDG, CDT, CAC and Wingate Capital Ltd., a Cayman Islands company ("Wingate"), constituted the "Reporting Persons". As described in Item 6 below, Wingate assigned all of its Common Stock and all of its rights to acquire Common Stock to CAC. As a result, Wingate is no longer the beneficial owner of any Common Stock.

CUSIP No. 269246104	Page 14 of 18 Pages

CH-II is the managing member of Citadel Advisors. CIG-II is the general partner of CH-I and CH-II. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CIG-II is set forth on the Supplement to Exhibit 99.2 attached hereto.

Griffin is the President and Chief Executive Officer of CIG and owns a controlling interest in CIG and CIG-II. Griffin is a United States citizen.

CEF is a private investment fund and a wholly-owned subsidiary of Citadel Holdings Ltd., a Cayman Islands company ("CH"). CH is a subsidiary of CW and CKGSF. CW and CKGSF are each private investment funds. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CEF is set forth on Exhibit 99.2 attached to the Prior Filing. CW, CKGSF and CH do not have control over the voting or disposition of securities held by CEF.

CDG is a broker-dealer registered with the Securities and Exchange Commission. CDG's principal businesses are acting as a market maker in equity securities and listed options, providing trade execution and order routing services to clients and investing on a proprietary basis. Until December 31, 2007, CW and CLP collectively owned CDG. Effective January 1, 2008, Citadel Derivatives Group Investors LLC, a Delaware limited liability company ("CDGI") and CLP Holdings LLC, a Delaware limited liability company ("CLP Holdings"), became the owners of CDG. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CDG is set forth on Exhibit 99.2 attached to the Prior Filing. CW did not, and CDGI and CLP Holdings do not have control over the voting or disposition of securities held by CDG.

CDT is a private investment fund. Until December 31, 2007, CDT was a subsidiary of CEF. Effective January 1, 2008, Citadel Tactical Trading LLC, a Delaware limited liability company ("CTT-US"), Citadel Tactical Trading Ltd., a Cayman Islands company ("CTT-Cayman"), and CLP Holdings became the owners of CDT. CTT-US and CTT-Cayman are each private investment funds. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CDT is set forth on Exhibit 99.2 attached to the Prior Filing. CW, CKGSF and CEF did not, and CTT-US, CTT-Cayman and CLP Holdings do not have control over the voting and disposition of shares held by CDT.

CAC is a private investment fund and a wholly-owned subsidiary of CEF. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CAC is set forth on Exhibit 99.2 to the Prior Filing. CW, CKGSF, CH and CEF do not have control over the voting or disposition of securities by CAC.

For each of the Reporting Persons, the principal address is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Persons' knowledge, any of the persons listed on Exhibit 99.2 attached to the Prior Filing or in the Supplement to Exhibit 99.2 attached hereto, has been convicted in any criminal proceedings. During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Persons' knowledge, any of the persons listed on Exhibit 99.2 attached to the Prior Filing or in the Supplement to Exhibit 99.2 attached hereto, has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

CUSIP No. 269246104	Page 15 of 18 Pages
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended by adding, after the third paragraph, the following new paragraph:

On January 18, 2008, the Issuer and Wingate executed a second amendment to the Investment Agreement (the "Second Amendment" and, together with the Investment Agreement and the First Amendment, the "Amended Investment Agreement") that provided, among other things, that on the date thereof the Issuer would issue to the Reporting Persons $150,000,000 in aggregate principal amount of the Issuer's 12.5% Springing Lien Notes due 2017 (constituting the Final Springing Lien Notes) and the Reporting Persons would contribute to the Issuer cash in the aggregate amount of $150,000,000, less expenses for which the Issuer is responsible under the Amended Investment Agreement. The transactions concerning the Final Springing Lien Notes contemplated by the Second Amendment were consummated on January 18, 2008. The Second Amendment also provided that the Reporting Persons have the right to receive from the Issuer 46,684,890 shares of Common Stock (constituting the Final Common Stock) following the receipt of the remaining government approvals relating to such issuance, and that the Reporting Person's right to designate a nominee to be appointed to the Issuer's Board of Directors would become effective immediately following the issuance of the Final Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (b) of the Prior Filing are amended and restated as follows:

(a)	Number of shares: 44,438,735 shares

Percentage of shares: 9.6%[13]

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 44,438,735 shares

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 44,438,735 shares

13 The percentages reported in this Amendment No. 1 are based upon 461,772,089 shares of Common Stock outstanding as of December 17, 2007 (423,749,462 shares of Common Stock outstanding as of November 29, 2007 (as represented by the Issuer in the Investment Agreement), plus 10,000,000 shares of Common Stock acquired by the Reporting Persons on November 29, 2007, plus 4,840,430 shares of Common Stock acquired by certain affiliates of BlackRock, Inc. on November 29, 2007 (as reported in the Issuer's Form 8-K filed on December 4, 2007), plus 23,182,197 shares of Common Stock issued to Reporting Persons on December 18, 2007.

CUSIP No. 269246104	Page 16 of 18 Pages

(c) The table attached hereto as Exhibit 99.11 sets forth the transactions effected by the Reporting Persons in the shares of Common Stock of the Issuer since the Prior Filing, other than the acquisition of the Additional Common Stock described in note 13 below. All transactions described in Exhibit 99.11 resulted from the exercise of listed option contracts previously entered in open market transactions.

(d) No change.

(e) No change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended by adding, after the eleventh paragraph, the following:

On January 15, 2008, OTS accepted the rebuttal of control submission of CIG, Griffin, and certain affiliated entities and their acquisition of up to 25% of the Common Stock of the Issuer. This submission included a proposed rebuttal agreement (the "Rebuttal Agreement") that is substantially in the form required by OTS regulations at 12 CFR § 574.100. CIG, Griffin, and certain affiliated entities plan to execute this Rebuttal Agreement before acquiring the Final Common Stock. On January 18, 2008, the Issuer and Wingate entered into the Second Amendment, a copy of which is attached as Exhibit 99.12 hereto and the terms of which are described in Item 3. The description of the terms of the Second Amendment contained in this Item 3 is a summary, does not purport to be complete, and is qualified in its entirety by reference to the Second Amendment referred to in Item 7 below as Exhibit 99.12, and which is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits (or incorporated by reference herein):

Exhibit 99.1:	Joint Filing Agreement for Amendment No. 1 to Prior Filing

Exhibit 99.2 (Supplement):	Supplemental Information concerning Directors and Officers

Exhibit 99.11:	Transaction Listing Required by Item 5(c)

Exhibit 99.12:	Second Amendment to the Investment Agreement, dated January 18, 2007, by and between E*TRADE Financial Corporation and Wingate Capital Ltd.

CUSIP No. 269246104	Page 17 of 18 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 18th day of January, 2008

CITADEL LIMITED PARTNERSHIP By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL INVESTMENT GROUP, L.L.C. By: /s/ John C. Nagel John C. Nagel, Authorized Signatory

CITADEL EQUITY FUND LTD. By: Citadel Limited Partnership, its Portfolio Manager By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL AC INVESTMENTS LTD. By: Citadel Limited Partnership, its Portfolio Manager By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory

KENNETH GRIFFIN By: /s/ John C. Nagel John C. Nagel, attorney-in-fact*	CITADEL DERIVATIVES GROUP LLC By: Citadel Limited Partnership, its Managing Member By: Citadel Investment Group, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory

* John C. Nagel is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 24, 2006, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G for Morgans Hotel Group Co.

CUSIP No. 269246104	Page 18 of 18 Pages

CITADEL DERIVATIVES TRADING LTD.

By:  Citadel Limited Partnership,
 its Portfolio Manager

By:  Citadel Investment Group, L.L.C.,
 its General Partner

By:  /s/ John C. Nagel
John C. Nagel, Authorized Signatory
CITADEL ADVISORS LLC By: Citadel Holdings II LP, its managing member By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory

CITADEL HOLDINGS I LP By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory	CITADEL HOLDINGS II LP By: Citadel Investment Group II, L.L.C., its General Partner By: /s/ John C. Nagel John C. Nagel, Authorized Signatory

CITADEL INVESTMENT GROUP II, L.L.C. By: /s/ John C. Nagel John C. Nagel, Authorized Signatory